FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

Athens — 22 December 2015

Sale of Finansbank A.S. to Qatar National Bank S.A.Q.

National Bank of Greece S.A. (“NBG”) enters into a definitive agreement with Qatar National Bank S.A.Q. (“QNB”) to sell its 99.81% stake in Finansbank A.Ş(1) for total consideration of €2,750 million (the “Transaction”).

On 21 December 2015, National Bank of Greece S.A. Board of Directors approved the divestiture to Qatar National Bank of NBG’s 99.81% stake in Finansbank A.Ş. together with other minor direct and indirect interests(1). The agreed consideration for the transaction amounts to €2,750 million. In addition, QNB will repay upon closing the $910 million of subordinated debt that NBG has extended to Finansbank, which is expected to increase the post-closing liquidity position of the NBG group by approximately €3.5 billion.

Following the Transaction, NBG pro-forma Q3 2015 CET1 ratio will increase by approximately 600bps to 19.6% (excluding Contingent Convertible Securities (“CoCos”) issued to the Hellenic Financial Stability Fund). The respective CET1 ratio including CoCos is 24.6%. Furthermore, the capital enhancement will pave the way to the repayment (following approval by the Single Supervisory Mechanism of the European Central Bank) of the €2.0bn State Aid received in the form of ESM bonds in consideration of CoCos issued by NBG on 9th December 2015.

While maintaining its leading liquidity position among Greek banks with a domestic Loan-to-Deposit ratio of 96% as of September 30, 2015, NBG intends to utilize the liquidity generated by the Transaction to reduce significantly its cost of funding through the repayment of costly Pillar II bonds and the associated reduction of the Bank’s exposure to the Emergency Liquidity Assistance mechanism.

The sale of Finansbank reaffirms the commitment of NBG’s management to the successful implementation of NBG’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and play a leading role in the country’s economic recovery.

Leonidas Fragkiadakis, NBG CEO said: “After almost ten years of successful presence in Turkey, NBG divests Finansbank to deliver on its commitment to the shareholders and the European Authorities. As a result of this transaction, NBG will be the best capitalised and the most liquid bank in Greece. We aim to redeploy our resources to support the Greek economic recovery. I am pleased that the new owner of Finansbank, QNB, has a long-term strategic interest in Turkey and will continue to grow and develop the bank.”

Closing of the Transaction is subject to the approval from: (i) the Banking Regulation and Supervision Agency; (ii) the Qatar Central Bank; (iii) the Turkish Competition Board; (iv) the Turkish Capital Markets Board and (v) the Turkish Treasury.

Note 1: Including (i) NBG’s 0.2% stake in Finans Yatirim Menkul Değerler A.Ş. (“Finans Invest”) (99.6% held by Finansbank and 0.2% by Finans Leasing); (ii) NBG’s 0.02% Finans Portföy Yönetimi A.Ş. (“Finans Portfolio Management”) (99.6% held by Finans Invest and 0.01% by each of Finansbank and Finans Leasing) and NBG’s 29.87% stake in Finans Leasing

Forward-Looking Statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned

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not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 22nd, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 22nd, 2015

Director, Financial Division